

Pendulum Securities, LLC

(SEC I.D. No. 8-70705)

Statement of Financial Condition as of December 31, 2025, and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER
8-70705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pendulum Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

345 North Maple Avenue, Suite 160
(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kris Kim	424-332-2913	kkim@pendulumholdings.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 W. 5th Street, Suite 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Elbert O. Robinson, Jr. ("Robbie")_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Pendulum Securities LLC_____, as of ___December 31_____, 2_025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Broker Dealer Oversight Committee and Member of Pendulum Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pendulum Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 26, 2026

We have served as the Company's auditor since 2021.

Assets

Cash and Cash Equivalents	$	453,238
Prepaid and Other Assets		21,122
Total Assets	**$**	**474,360**

Liabilities and Member's Equity

Due to Affiliates	$	1,500
Accounts Payable and Accrued Expenses		53,260
Total Liabilities		54,760

Commitments and Contingencies (Note 8)

Member's Equity

Total Member's Equity		419,600
Total Liabilities and Member's Equity	**$**	**474,360**

See accompanying notes to financial statement.

1. **Nature and Organization of Business**

   Pendulum Securities, LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), providing mergers and acquisition advisory services and offerings of private placement securities. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer, maintain customer accounts, or hold customer funds or securities.

   The Company is a wholly owned subsidiary of Pendulum Holdings, LLC (the "Parent") and is governed by the Sole Member Limited Liability Company Agreement dated December 18, 2020 (the "Agreement").

   The Company has an expense sharing agreement with the Parent, pursuant to which the Parent incurs and pays for certain shared overhead expenses for which the Company has no obligation to repay the Parent. If the Company were a stand-alone entity, the financial statement presented herein could therefore be materially different. See Note 7 for further discussion of the expense sharing agreement.

   Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying financial statement has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates, and those differences could be material.

   Cash and Cash Equivalents

   Highly liquid investment securities that are readily convertible and deposits with original maturities of three months or less are considered to be cash and cash equivalents. As of December 31, 2025, the balance consists entirely of cash at a bank. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit of $250,000. At times, the Company's cash and cash equivalents may exceed FDIC covered levels. None of the Company's cash is restricted.

   Income Taxes

   As a single-member limited liability company, the Company is a disregarded entity for federal income tax purposes and therefore does not pay corporate income taxes.

   The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable.

   Fees Receivable

   There were no Fees Receivable as of December 31, 2025.

   The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with Financial Accounting Standards Board Accounts Standard Codification ("FASB ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate the expected credit losses over the life of its financial assets as of the reporting date based on the relevant information about past events, current conditions, and reasonable and supportable forecasts. The provisions of this standard were adopted using a method to estimate the allowance for credit losses that considered both the aging of Fees Receivable and a projected loss rate of receivables. We have determined that long-term forecasted information is not relevant to our Fees Receivable, which are primarily short-term. Fees Receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received. The Allowance for Fees Receivable was $128,500 as of December 31, 2024. During the year ended December 31, 2025 the opening balance of $128,500 was written off and retainer fees totaling $100,000 recorded as revenue during the year ended December 31, 2025 were recorded as bad debt and written off as of December 31, 2025. There was no Allowance for Fees Receivable as of December 31, 2025.

Prepaid and Other Assets

Prepaid and Other Assets consist primarily of unamortized amounts of prepayments of regulatory renewal fees and insurance premiums.

3. Recently Issued and Adopted Accounting Pronouncements

There were no accounting pronouncements adopted during the year that had a material impact on the Company's financial statements.

In November 2024, FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). This ASU is effective for the Company for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements, however, it does not expect this update to have an impact on its financial condition or income statement as the standard is disclosure-related only.

4. Reportable Segment

The Company is engaged in a single line of business as a registered securities broker-dealer operating exclusively in the United States, the Company provides mergers and acquisition advisory services and offerings of private placement of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income, including significant expenses, such as professional and regulatory fees to evaluate the results of the business, predominantly in the forecasting process, management of resources and to make operational decisions to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The Company's financial statements contain all the pertinent information including assets, net income, interest income and significant expenses utilized by the CODM to manage the company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. Further, the standard method requires minimum net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness. The Company has maintained its net capital above SEC-required levels at all times. As of December 31, 2025, the Company had net capital as defined by Rule 15c3-1 of $318,478, which exceeds its required net capital of $5,000 by $313,478. The Company's ratio of aggregate indebtedness to net capital was 0.17:1.

6. Exemption

The Company is exempt from the Computation of a Reserve Requirement and Possession or Control Requirements of Rule 15c3-3 because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a5.

7. Transactions with Affiliates

The Company has an expense sharing agreement with the Parent, under which the Parent has agreed to incur directly, be responsible for, and assume certain general overhead and operating expenses of the Company including, but not limited to, rent and utilities, compensation and benefits, and information technology costs. Such costs are generally allocable based on time spent on Company-related activities. The Company is not directly or indirectly liable for these expenses and has no obligation to repay the Parent for such costs. In accordance with FINRA's (formerly the National Association of Securities Dealers) Notice to Members 03-63 dated October 2003, the Company maintains a separate schedule of the expenses assumed and paid for by the Parent on behalf of the Company.

As of December 31, 2025, the Company had payables due to the Parent of $1,500 related to direct Company expenses not assumed by the Parent under the terms of the expense sharing agreement, generally arising from expenditures made on a Parent corporate credit card on behalf of the Company.

8. **Commitments and Contingencies**

From time to time, the Company could be involved in litigation and claims incidental to the conduct of its business. The Company is also subject, from time to time, to reviews, inquiries, and investigations by regulatory agencies that have regulatory authority over the Company's business activities. The Company, to the best of its knowledge, is currently not subject to any pending judicial, administrative, or arbitration proceedings that are expected to have a material impact on the Company's financial condition.

9. **Subsequent Events**

The Company has evaluated events and transactions that occurred after December 31, 2025, through the date this financial statement was issued. The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in this financial statement.